February 18, 2005


Mail Stop 0510

Via U.S. mail and facsimile

Mr. Howard George
SI Technologies, Inc.
14192 Franklin Avenue
Tustin, CA 92780

Re: 	Schedule 14A filed January 26, 2005
Form 10-K/A for the fiscal year ended July 31, 2004
Form 10-K for the fiscal year ended July 31, 2004
File No. 000-12370

Dear Mr. George:

      This is to advise you that we have reviewed only those portions of your filings that relate to the application of Item 14 of Schedule
14A to your preliminary proxy statement and the application of General Instruction D and Item 9A of Form 10-K to your annual report, as amended. We have the following comments in that regard. No further review of your filings has been or will be made. All persons who are by statute responsible for the adequacy and accuracy of your filings are urged to be certain that all information required pursuant to the Securities Exchange Act of 1934 has been included.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

SCHEDULE 14A FILED JANUARY 26, 2005

General

1. Please provide the information required by paragraph (c)(1) of
Item 14 of Schedule 14A.  See Instruction 2(a) to Item 14 of
Schedule
14A.

2. Please provide the information required by Item 14(b)(5) of
Schedule 14A.

3. Please revise your filing to provide the SI Projections, which is referenced in the third bullet point on page 17.

Summary, page 1

4. Please include a summary term sheet on the first or second page of the proxy statement pursuant to Instruction 2 to Item 1001 of Regulation M-A. If your summary serves as the term sheet required by
Item 1001, please move it so that it precedes the Q & A section.

5. Please revise so that the summary sets forth only the principal terms of the proposed transaction instead of summarizing the entire document. It should be no longer than two pages and should be written in plain English. See Item 1001 of Regulation M-A. Also, please revise to eliminate information that you repeat in the Q&A section and your summary section. For purposes of eliminating redundancies and grouping like information together, please view your
Q&A and summary as one section. Also, when revising your disclosure, we strongly suggest that you discuss only the procedural questions with short, clear answers in the Q&A, and place the material, substantive disclosure in the summary.

The Merger, page 10

Background of the Merger, page 10

6. Please revise this section to disclose the process by which you chose Roth Capital Partners as your financial advisor, as required by
Item 1015(b)(3) of Regulation M-A. In this regard, please clarify whether you considered engaging any other financial advisors. If so, please clarify why you chose Roth Capital Partners over other advisors.

7. Please clarify that Troy & Gould Professional Corporation is your legal counsel.

8. Please describe the events that occurred between April 12, 2004 and late May 2004. In addition, please describe the events that occurred in August 2004 with respect to your proposed transaction with Vishay. Finally, please disclose the matters that were addressed at the working meeting held on September 3, 2004 and who attended.

9. We note that the final offer made by Vishay on July 30, 2004 consisted of cash consideration of $17.25 million. We further note that the letter of intent signed on October 6, 2004 provided for cash consideration of $17.65 million. Please explain this increase in consideration.

10. Please disclose the amount of debt that you had outstanding as of
(i) October 6, 2004, the date on which you signed the letter of intent, and (ii) December 21, 2004, the date on which the board determined that the proposed transaction was advisable, fair to and in the best interests of your company and its stockholders.

Opinion of Financial Advisor, page 17

11. Please revise the first sentence of the third paragraph of this section to eliminate your qualification regarding the summary of Roth
Capital Partners` opinion, as security holders are entitled to rely on your disclosure.

12. Please provide the information required by Item 1015(b)(4) of Regulation M-A.

13. Please discuss any instructions you gave to Roth Capital
Partners, and whether and to what extent you imposed limitations on the scope of their investigations. See Item 1015(b)(6) of Regulation
M-A.

14. Roth states in the last bullet on page 18 that it conducted "such other studies, analyses, inquires and investigations" as it deemed appropriate. Please describe these other studies and analyses that
Roth performed, and discuss the other factors and information that it took into account for the purposes of their fairness opinion or otherwise delete the reference.

Comparable Public Company Analysis, page 19

15. Please disclose how stockholders are to evaluate the results of this analysis. We note that the results for SI are lower in some instances than the than the other companies. As part of this, compare the results of your analyses to the per share consideration that SI stockholders will receive in the merger. Please also comply with this comment under the "Select Precedent Industrial Measurement
Transactions Analysis" and "Capitalization of Earnings Analysis."

Interests of Our Directors and Executive Officers in the Merger,
page
24

16. Please identify the six key employees with whom you entered into change of control agreements. In addition, please advise as to why these agreements have not been filed on EDGAR. See Item
601(b)(10)(iii) of Regulation S-K.

FORM 10-K/A FOR THE FISCAL YEAR ENDED JULY 31, 2004

Signatures, page 8

17. Your amended annual report on Form 10-K must be signed by your company and by your principal executive officer, your principal financial officer, your controller or principal accounting officer, and by at least a majority of your board of directors. In this regard, we note that your amended annual report on Form 10-K was signed only by your company. Please comply with this comment in future filings. See Paragraph 2 of General Instruction D to Form 10-
K.

FORM 10-K FOR THE FISCAL YEAR ENDED JULY 31, 2004

Item 9A.  Controls and Procedures, page 45

18. Please revise this section in future filings to disclose any change in your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected or is reasonably likely to materially affect your internal control over financial reporting. See Item 308(c) of Regulation S-K and SEC
Release No. 33-8238 which became effective for filings made after August 14, 2003.

Signatures, page 47

19. Your annual report on Form 10-K must be signed by your principal financial officer and your controller or principal accounting officer. In this regard, we note that Mr. George signed the report but did not indicate the capacity or capacities in which he was signing the report. Please revise accordingly in future filings. See Paragraph 2 of General Instruction D to Form 10-K and Paragraph
27 of Section S of the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations dated July 1997.

*	*	*	*

      Please respond to these comments by filing an amendment to your proxy statement, complying in future periodic reports and providing the supplemental information requested. Please provide us with a supplemental response that addresses each of our comments and notes the location of any corresponding revisions made in your filings. Please also note the location of any material changes made for reasons other than responding to our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses and amendments.

      To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information, as well as the amended filings, marked to indicate any changes.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in its filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      If you have any questions regarding the foregoing, please do not hesitate to call Andrew Schoeffler, Staff Attorney, at (202)
824-
5612 or, in his absence, the undersigned at (202) 942-2864.

Sincerely,



Jennifer Hardy
Branch Chief


cc:	Ms. Kathryn Moore, Esq.
Troy & Gould PC
1801 Century Park East, 26th Floor
Los Angeles, CA 90067
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Mr. Howard George
February 18, 2005
Page 1 of 5


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE